EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

October 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	LQR House Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-274903 (the “Registration Statement”)

Dear Staff:

Reference is made to our letter, filed as correspondence via EDGAR on October 6, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Tuesday, October 10, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Jeffrey Wofford of Sichenzia Ross Ference Carmel LLP, counsel of the representative of the underwriters, at (646) 876-0618, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters
EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

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